UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

World Color Press Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
981442106
(CUSIP Number)

September 25, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[x]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 981442106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Société Générale (Canada)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF	5	SOLE VOTING POWER 8,244,0061
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 8,244,0062
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,244,0063
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 11.2%
12	TYPE OF REPORTING PERSON (See Instructions) BK

____________________
1   345,700 of these shares are owned by Société Générale, New York Branch, an affiliate of Société Générale (Canada).  As a former creditor of Quebecor World Inc. (“QWI”), Société Générale (Canada) received the World Color Press Inc. securities (“Securities”) as settlement upon the implementation of the reorganization and financial restructuring of QWI in accordance with a Canadian Plan of Reorganization and Compromise and a United States Plan of Reorganization.  As an insurer of the export finance transaction of QWI to which Société Générale (Canada) was a party, the Federal Republic of Germany is entitled to receive a portion of the proceeds recovered by Société Générale (Canada) in the form of Securities and has requested that Société Générale (Canada) hold the Securities in trust until such Securities are sold.
2   345,700 of these shares are owned by Société Générale, New York Branch, an affiliate of Société Générale (Canada).
3   345,700 of these shares are owned by Société Générale, New York Branch, an affiliate of Société Générale (Canada).

CUSIP No. 981442106	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer:

World Color Press Inc.

(b)	Address of Issuer's Principal Executive Offices:

999 de Maisonneuve Blvd West
Montreal, Quebec H3A 3L4

Item 2.

(a)	Name of Person Filing:

Société Générale (Canada) (“SG Canada”)

(b)	Address of Principal Business Office or, if none, Residence:

1501 McGill College Avenue, Suite 1800, Montreal, Quebec H3A 3M8.

(c)	Citizenship:

SG Canada is a Schedule II bank organized and existing under the laws of Canada.

(d)	Title of Class of Securities:

Common Stock (“Shares”)

(e)	CUSIP Number:

981442106

  Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. 981442106	13G	Page 4 of 6 Pages

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[x] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership

The percentage used herein is calculated based upon the 73,285,000 Shares issued and outstanding as of July 21, 2009.

(a)	Amount beneficially owned: 8,244,0064

(b)	Percent of class: 11.2%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or direct the vote: 8,244,0065

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 8,244,0066

(iv)	Shared power to dispose or direct the disposition: 0

Item 5.	Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

____________________
4   345,700 of these shares are owned by Société Générale, New York Branch, an affiliate of Société Générale (Canada).  As a former creditor of Quebecor World Inc. (“QWI”), Société Générale (Canada) received the World Color Press Inc. securities (“Securities”) as settlement upon the implementation of the reorganization and financial restructuring of QWI in accordance with a Canadian Plan of Reorganization and Compromise and a United States Plan of Reorganization.  As an insurer of the export finance transaction of QWI to which Société Générale (Canada) was a party, the Federal Republic of Germany is entitled to receive a portion of the proceeds recovered by Société Générale (Canada) in the form of Securities and has requested that Société Générale (Canada) hold the Securities in trust until such Securities are sold.
5   345,700 of these shares are owned by Société Générale, New York Branch, an affiliate of Société Générale (Canada).
6   345,700 of these shares are owned by Société Générale, New York Branch, an affiliate of Société Générale (Canada).

CUSIP No. 981442106	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below the signatory certifies that, to be best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 981442106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  as of November 13, 2009

SOCIÉTÉ GÉNÉRALE (CANADA)

By:
Name:
Title:

By:
Name:
Title: